REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      Report on Form 6-K dated May 10, 2006

                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures: Turkcell Iletisim Hizmetleri A.S. Reports Q1 2006 Results

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[GRAPHIC OMITTED]

                                                           FOR IMMEDIATE RELEASE


            TURKCELL ILETISIM HIZMETLERI A.S. REPORTS Q1 2006 RESULTS

         "Sustained margins in an increasingly competitive environment"

Istanbul, Turkey, May 10, 2006 - Turkcell (NYSE:TKC, ISE:TCELL),
(www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, today announced results for the quarter ended March 31, 2006. All financial results in this press release are unaudited, prepared in accordance with International Financial Reporting Standards ("IFRS") and expressed in US$.

Figures in parentheses following the operational and financial results for the first quarter of 2006 refer to the same item in the fourth quarter of 2005. For further details, please see the consolidated interim financial statements and notes for the quarter ended March 31, 2006.

Please note that all financial data are consolidated and comprise Turkcell Iletisim Hizmetleri A.S., (the "Company", "Turkcell") and its subsidiaries and its associates (together referred to as the "Group") whereas non-financial data are unconsolidated. The terms "we", "us", and "our" in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

 Highlights of the Quarter

o Turkcell added approximately 843,000 (1,157,000) net new subscribers in the first quarter of 2006. The subscriber base grew by 3% to 28.7 million (27.9 million) as of March 31, 2006

o Minutes of usage per subscriber ("MoU") in the first quarter of 2006 decreased by 17% to 57.9 minutes (70.1 minutes) mainly due to seasonality and the effect of community offers

o Turkcell's quarterly churn increased to 3.5% (2.9%) in the first quarter of 2006 mainly due to low priced acquisition packages and seasonal increase in subscriber base in previous quarters

o Average revenue per user ("ARPU") remained almost flat at US$12.2 (US$12.3) in the first quarter of 2006 mainly due to the tariff increase in January and the appreciation of TRY on average basis despite seasonally lower MoU and the dilutive impact of prepaid subscribers

o Revenue increased 5% to US$1,132 million (US$1,080 million) in the first quarter of 2006 mainly due to the increasing subscriber base, the 3.4% average tariff increase in January, the appreciation of TRY on an average basis, despite seasonally lower MoU

o EBITDA* increased to US$414 million (US$344 million) in the first quarter of 2006 due to sustained strong operational performance

o Net income decreased 15% to US$187 million (US$221 million) in the first quarter of 2006 mainly due to increase in taxation charges

o As disclosed previously on March 23, 2006, Turkcell's Board of Directors proposed a dividend distribution in the form of both cash and bonus shares to be submitted for approval at the Annual General Assembly of Shareholders planned for May 22, 2006

* EBITDA is a non-GAAP financial measure. See page 16 for the reconciliation of EBITDA to net cash used for operating activities.

Comments from the CEO, Muzaffer Akpinar
--------------------------------------------------------------------------------

We continued to demonstrate strong performance during the first quarter of 2006 despite the increasingly aggressive competitive environment in Turkey. We maintained our leadership in gross additions in the market during the quarter and increased our subscriber base in Turkey to 28.7 million and our Turkcell Group subscriber base to 33.7(1) million as of the end of the first quarter 2006.

Although a majority of the uncertainties in the Turkish GSM market in terms of ownership structures of the sector players has lifted, we believe the transitional period in the Turkish GSM market is still continuing as we have not seen a change towards more rational play in our market. Meanwhile, the continuation of aggressive price competition of our competitors especially for communities and the youth segments, as well as low priced acquisition packages, acted as a catalyst in the market resulting in increasing growth of subscribers and mobile line penetration.

_________________
(1) See page 10 for the breakdown of the Turkcell Group subscriber numbers

We believe our leading position in the Turkish market in terms of growth, availability and quality remained strong during the quarter. We will continue to develop and modify incentive and loyalty programs for different customer groups, to keep our competitive edge in dynamic market conditions and remain the preferred operator in Turkey. Our aim still is to deal with competition by maintaining our leadership position through our better value for money approach while monitoring changing market conditions carefully.


BUSINESS REVIEW

The Competitive Landscape and Our Offerings
-------------------------------------------

The continued stability in the macro-economic environment and positive consumer sentiment during the first quarter of 2006, coupled with efforts of the operators led to an overall market growth above our expectations. Meanwhile, we continued to lead the new acquisition market, growing our subscriber base to
28.7 million (27.9 million). Minutes of usage decreased to 57.9 minutes (70.1 minutes) mainly due to seasonality as well as community offers. Revenue, on the other hand, increased 5% to US$1,132 million (US$1,080 million) mainly due to the increase in subscriber base, a 3.4% average tariff increase in January and the appreciation of TRY against US$ on average basis.

As far as the transition stage in the Turkish market is concerned, the price emphasis of the competition on community tariffs remained strong and these tariffs were extended to wider communities, while low priced acquisition packages were introduced. Although we have recorded relatively higher Subscriber Acquition Costs ("SAC") during the quarter, we are pleased with the average contribution of our post and prepaid subscribers, ensuring reasonable pay back periods. Additionally we may conclude that the majority of subscriber churn from our network is involuntary, consisting mainly of prepaid subscribers who had generated lower than average revenues.

During the first quarter of 2006, we kept monitoring the Turkish market dynamics and made an average tariff increase of 3.4% in January as well as introducing new initiatives as necessary.

We also maintained our customer focused approach through offers, campaigns and tariff options with a segment-based approach to better meet the needs and expectations of our subscribers. We made offers to our subscribers on segmented basis using our Customer Relationship Management ("CRM") infrastructure consistently.

Some of our actions and campaigns offered to the mass market during the quarter were as follows:

Counter Bank (Konbara) - A renewed loyalty program enabling prepaid subscribers to use their counter incentives in denominations of 50 counters up to twice a month.

"Options" enabled our prepaid subscribers to talk at special rates with selected numbers.
"Packages" enabled our postpaid subscribers to purchase 45, 90 or 300 minute bundles.
"Win as you go" enabled our corporate subscribers to earn staggered free minutes and availability of advantageous tariff options with daily minute packages and advantages per call.

On the products and services front, our value added services revenue constituted approximately 14% (14%) of our total net revenue in the first quarter of 2006. SMS, content services and data applications were widely used by our subscribers during the first quarter.

All in all, we may assume that the competition in our market will continue at these levels, until there is further clarity regarding the positioning of the competitors. In this environment, our aim is to remain the leading GSM operator, along with our continued focus on "better value for money" approach.

We believe that we are well positioned to meet upcoming challenges in the Turkish market, although always repositioning on an as needed basis, to achieve our revenue goals while satisfying the needs and expectations of our subscribers.


Regulatory Environment and Legal Developments
---------------------------------------------

There were no major developments in the regulatory environment regarding the issuance of any 3G license, and regulations on MVNO (Mobile Virtual Network Operators) or MNP (Mobile Number Portability), however our understanding is that these items remain on the Telecommunications Authority's agenda for 2006.

Revision of pricing terms of interconnection agreements:

The Telecommunications Authority is expected to issue temporary prices for call terminations between Turkcell and the two other GSM operators however there is no clarity regarding the timing. Meanwhile, our discussions with the two other GSM operators continue. As of December 31, 2005, the Telecommunications Authority had designated the two other GSM operators in Turkey as `'operators holding significant market power'' in the GSM mobile call termination services market along with us. We believe that current call termination rates are already below European averages, and our aim is to maintain current levels of pricing as much as possible. However, we foresee that a decline in current price levels is likely, but that the impact of a possible decline in call termination charges should be limited, given the percentage of our revenue derived from interconnection revenues.

Revision of the gross revenue definition to be used for the 15% Treasury Share calculation:

We announced in March 2006 that our license agreement was revised, as per the law numbered 5398 that was introduced on July 21, 2005 regarding the gross revenue definition used in the calculation of the 15% treasury fee (the ongoing license fee and universal fund paid to the Turkish Treasury and the Ministry of Transportation, respectively), following the completion of the studies with the related ministries and authorities. According to the revision, Turkcell will continue to pay 15% treasury fee, based on the new gross revenue definition which excludes interest charges for late collections from subscribers and indirect taxes, such as 18% Value Added Taxes (VAT), and few other expenses as well as the accrued revenues. The revised definition is effective as of March 10, 2006. Prior to this revision, the gross revenue definition included indirect taxes, such as 18% VAT.

Even though the law has given the right to us not to include the obligations listed above in the calculation of the treasury fee payment, we made payments including such items with reservation between July 21, 2005 when the law numbered 5398 became effective and March 10, 2006 when the amendment in our license agreement became effective, in order not to incur default interest, interest late payment, and the enforcements under the law numbered 406 of the license agreement.

In April 2006, we initiated a lawsuit against the Turkish Treasury for the difference between the payments that were made starting from July 21, 2005 until March 10, 2006 and the required payments based on Article 15 of the law numbered 5398, totaling to TRY111.3 million (approximately US$82.9 million as of March 31, 2006) as of the date of the lawsuit, which consists of the principal and interest. In May 2006, we initiated another lawsuit, in principle, regarding the same dispute with a claim totaling to TRY112.3 million (approximately US$83.7 million as of March 31, 2006) including principal and interest against the Telecommunications Authority.


International Operations
------------------------

Fintur:
We hold a 41.45% stake in Fintur, which currently holds our entire interest in our international GSM investments other than our Turkish Republic of Northern Cyprus and Ukraine operations.

Fintur continued its strong performance in the first quarter of 2006. The GSM businesses in Azerbaijan, Kazakhstan, Georgia and Moldova added approximately 263,000 net new subscribers, raising the total number of subscribers to approximately 6.4 million (6.1 million) as of March 31, 2006. Furthermore, in the first quarter of 2006 consolidated revenue of Fintur decreased to US$238 million (US$252 million) mainly due to seasonality.

We own 41.45% of Fintur and account for this investment using the equity method, which totaled US$15.8 million (US$22.0 million) in income in the first quarter of 2006.

Ukraine - Life:)

In Ukraine, we operate through our indirect subsidiary, Astelit, under the brand "life:)". We hold our interest in Astelit through our subsidiary, Turktell Uluslararasi Yatirim Holding A.S. ("Turktell Uluslararasi"), which holds an interest in Astelit's immediate parent, Euroasia Telecommunications Holdings B.V. ("Euroasia"). Euroasia currently holds a 100% interest in Astelit. Prior to April 2006, Euroasia held its interest in Astelit through JSC Digital Cellular Communications ("DCC"). In April 2006, Astelit announced the merger of DCC with Astelit in order to optimize the internal business processes of both companies. In Ukraine, Astelit has been operational since February 2005 under the new brand "life:)". The life:) brand is effectively implemented as an energetic, young and innovative brand. Astelit launched new philosophy of using value-added services in one convenient access in interactive package of innovative services via brand "lifebox". Astelit was the first on market to introduce EDGE technology which provides data transfer speed up to five times faster than GPRS. Today, Astelit offers the widest EDGE coverage on the market, in all of the 25 oblast centers of Ukraine and the city of Sevastopol. In general, Astelit currently offers more than 120 new services, out of which 42 are totally unique for the Ukraine mobile market. Astelit was the first operator in Ukraine to introduce a unique convergent system allowing pre-paid subscribers to shift to contract while keeping their numbers and providing flexible payment channels for all subscribers. Astelit introduced ring-back tone to the market, Voice SMS, and many other innovative services never present on the market before.

The subscriber base of Astelit reached approximately to 3.3 million (2.5 million) excluding approximately 45,000 (43,000) TDMA subscribers, by the end of first quarter 2006, which represents 32% quarterly growth.

During the first quarter of 2006, Euroasia recorded net revenue of US$17.1 million (US$18.0 million), gross loss of US$22.1 million (US$21.8 million) including depreciation and amortisation of US$22.0 million (US$19.5 million) and net loss of US$55.9 million (US$56.3 million). Also during this quarter, US$55.6 million of (US$90.0 million) in capital expenditure was recorded for the Ukrainian operations.

Please note that all financial and operational results include the TDMA business in Ukraine unless otherwise specified.

In December 2005, Astelit signed an agreement amounting to US$540 million long term financing. The total financing package consists of a syndicated loan and a junior loan. The long term syndicated loan in the amount of US$390 million has a term of six years of which US$270 million is guaranteed by Export Credit Agency
(ECA) and US$90 million has no guarantees. Nokia Corporation and Ericsson Credit AB, the two major suppliers of Astelit's GSM network also took part in the financing with US$30 million. The junior loan in the amount of US$150 million has a term of six years and is fully guaranteed by Turkcell. The proceeds from these facilities have been used to refinance Astelit's existing vendor loans and local bank loans and finance additional capital expenditures and working capital requirements. In addition to this financing package, we intend to participate in the US$40 milllion capital increase of Astelit, proportionate to our shareholding, which is expected to occur in second quarter of 2006.

Based on Astelit's separate interim financial statements as at and for the three months ended 31 March 2006, Astelit is in breach of its covenants contained in its syndicated long term project financing. Therefore, the Group have reclassified Astelit's total long term debt amounting US$382 million (including its junior loan) as short term debt payable as at March 31, 2006. Astelit requested that the facility agent, the senior creditors and ECA to waive the requirement in order to make further drawings under the syndicated long term financing. And as main shareholders of Astelit, Turkcell and System Capital Management Limited (SCM) have agreed, subject to the approval of board of directors of each to be obtained on or before May 31, 2006, to contribute their respective share of a total amount of approximately US$150 million required by the facility agent to Astelit. As at May 10, 2006Astelit has obtained the waiver letter from the lenders enabling Astelit to draw loans under the syndicated long term financing.


Investment plans
----------------

Purchase of A-Tel

Pursuant to the Board of Directors' decision dated March 22, 2006, an option to purchase the 50% shares of A-Tel Pazarlama ve Servis Hizmetleri A.S. owned by Yapy ve Kredi Bankasy A.S. will be exercised by us. The transaction is expected to be completed in the second quarter of 2006.

Egypt

In line with our strategy to evaluate potential investment opportunities in the international GSM arena, our Board of Directors took a decision regarding our intention to conduct the required studies for the pre-qualification stage and submit a prequalification application in accordance with the relevant provisions of the Request For Proposals for the tender of the third GSM license in the Arab Republic of Egypt. In this respect, we signed a Memorandum of Understanding ("MOU") with Amwal El Khaleej and Banque Misr in order to form a consortium to apply for the pre-qualification of the third GSM license. Under the MOU we will have a 60% stake in the consortium where the remaining stake will be equally divided between the other consortium members. As of May 4, 2006, we submitted necessary pre-qualification documentation to the Authorities in Egypt.

Dividend Distribution Proposal
------------------------------

Our Board of Directors has decided to recommend payment of a total net cash dividend of TRY509.1 million (approximately US$379 million as of March 23, 2006) which corresponds to a net cash dividend of TRY0.274451 (approximately US$0.2044 as of March 23, 2006) per ordinary share with a nominal value of TRY1 and approximately TRY0.6861275 (approximately US$0.5110 as of March 23, 2006) per ADR and a total stock dividend in the form of bonus shares amounting to TRY345.1 million (approximately US$257 million as of March 23, 2006), representing an 18.605586% stock dividend per share with a nominal value of TRY1 to be approved at the Annual General Meeting planned to be held on May 22, 2006. The Annual General Meeting on April 28, 2006 was postponed to May 22, 2006 due to lack of quorum. The Board of Directors also resolved to amend and propose that the cash dividend payment to our shareholders shall commence as of May 29, 2006. For the details of the dividend proposal please refer to our press releases dated March 23, 2006 and May 5, 2006.


Transition to IFRS
------------------

We have historically prepared and presented our financial statements on a consolidated basis in accordance with US GAAP in US dollars for purposes of reporting to the Securities and Exchange Commission ("SEC") of USA and in New Turkish Lira ("TRY") in accordance with Turkish GAAP and Turkish Capital Market Board ("CMB") requirements in Turkey. As announced earlier, beginning from the 2006 fiscal year, we are preparing our interim and annual consolidated financial statements in accordance with International Financial Reporting Standards
(IFRS). Consequently, starting from the first quarter of 2006, we are reporting our financial results in accordance with IFRS in US dollars to international markets for the convenience of investors and in SEC filings and in accordance with IFRS in TRY in Turkey in line with the requirements of CMB.

For a discussion of the major differences between US GAAP reporting and IFRS reporting please refer to our press release dated April 26, 2006.


Operational and Financial Review of First Quarter of 2006
--------------------------------------------------------------------------------

The following discussion focuses principally on the developments and trends in our business in the first quarter of 2006. For your information, selected financial information for the fourth quarter of 2005, year end 2005 and first quarter of 2006 are included at the end of this press release.

Macro Environment Information
US$1.00 equaled TRY1.3427 as of March 31, 2006, which implies a quarterly 0.1% depreciation of TRY against US$ in the first quarter of 2006. The consumer price index and producer price index in Turkey increased by 1.25% and 2.48%, respectively, in the first quarter of 2006. In the first quarter of 2006, there was approximately 1% appreciation of TRY against US$ on average basis.


OPERATIONAL REVIEW

                                                 Q1      Q4     Q1   Q4 05-Q1 06
Summary of Operational Data                     2005    2005   2006     % Chg

Number of total subscribers (million)           24.3    27.9   28.7       3%
Number of post-paid subscribers (million)        5.2     5.4    5.5       2%
Number of pre-paid subscribers (million)        19.1    22.5   23.2       3%

ARPU (Average Monthly Revenue per User)
ARPU, blended (US$)                             12.2    12.3   12.2     (1%)
ARPU, postpaid (US$)                            28.1    29.1   30.5       5%
ARPU, prepaid (US$)                              7.9     8.2    7.9     (4%)

Churn (%)                                        2.5     2.9    3.5       NA

MOU (Average Monthly Minutes of usage per
subscriber), blended                            59.6    70.1   57.9    (17%)


Subscribers

Turkcell's total number of subscribers reached 28.7 million as of March 31, 2006 in a stable macroeconomic environment. This is an increase of 2.9% compared to
27.9 million as of December 31, 2005.

Turkcell added approximately 843,000 net new subscribers in the first quarter of 2006. Our subscriber base consists of 5.5 million postpaid and 23.2 million prepaid subscribers. New gross subscribers acquired in the first quarter of 2006 consisted of 89% prepaid and 11% postpaid subscribers.

The growth in the Turkish market continued in 2006 and during the quarter. This overall growth has been above our expectations mainly due to continuation of price based community offers of competitors and lower countered acquisition packages introduced in the market.


Turkcell Group Subscribers

We have approximately 33.7 million proportionate GSM subscribers, which is calculated by taking the number of GSM subscribers in Turkcell and each of our subsidiaries and multiplying such numbers by our percentage ownership interest in each subsidiary. This figure includes the proportionate rather than total number of Fintur's GSM subscribers of 1.5 million subscribers. However, it includes the total number of GSM subscribers in Ukraine (we have a 54% direct and indirect stake in the Ukranian subsidiary) and in our operations in Turkish Republic of Northern Cyprus ("Northern Cyprus") (we have a 100% stake in Northern Cyprus) amounting to 3.3 million and 0.2 million subscribers respectively, because the financials of our subsidiaries in Ukraine and Northern Cyprus are consolidated with Turkcell's financial statements.

                                                 Q1      Q4     Q1   Q4 05-Q1 06
Turkcell Group Subscribers (million)            2005    2005   2006     % Chg

Turkcell                                        24.3    27.9    28.7      3%
Ukraine*                                         0.2     2.5     3.3     32%
Fintur (pro rata)                               1.03    1.47    1.54      5%
Northern Cyprus                                 0.15    0.19    0.21     11%
TURKCELL GROUP                                  25.7    32.1    33.7      5%
* including TDMA


Churn Rate

Churn refers to disconnected subscribers, whether disconnected voluntarily or involuntarily. Turkcell's churn rate increased to 3.5% (2.9%) in the first quarter of 2006 mainly due to low priced acquisition packages, a seasonal increase in subscriber base in previous quarters and intensified competition in the market. This led to an increase in the churn rate in this quarter, primarily involuntary churn of subscribers at the lower-value end of the subscriber base. While the competition's mainly price focused approach to increase market share through new acquisitions remains, we will continue with our segmented retention and mass loyalty programs as well as proactive churn prevention activities.


MoU

Our blended MoU in the first quarter of 2006 decreased to 57.9 minutes (70.1) minutes mainly due to the effect of seasonality and the effect of community offers. Although, price based competition and particularly community offers expanded in the market have not helped our path towards more rational play during the quarter, we aim to increase MoU through various incentive and loyalty programs throughout the year. We will continue to monitor impacts of irrational play and its effect on usage levels, carefully.

ARPU

ARPU remained almost flat at US$12.2 (US$12.3) mainly due to the 3.4% tariff increase in January and appreciation of TRY against US$ on average basis, despite seasonally lower MoU, the dilutive impact of prepaid subscribers, as well as retention campaigns and incentives provided during the quarter.


FINANCIAL REVIEW

Profit and Loss Statement Analysis
----------------------------------

Profit & Loss Statement

                                                                     Q4 05-Q1 06
(million US$)                          Q1 2005   Q4 2005    Q1 2006     % Chg
Total revenues                          914.9    1,079.9    1,132.2       5%
Direct cost of revenues                (576.6)    (673.5)    (667.4)     (1%)
Administrative expenses                 (34.5)     (41.4)     (41.3)      0%
Selling and marketing  expenses        (134.4)    (215.2)    (206.1)     (4%)
EBITDA                                  339.9      344.4      414.3      20%

Financial expense                       (78.3)     (15.5)     (20.2)     30%
Financial income                         38.6       35.3       53.6      51%
Share of profit of associates            13.3       22.0       15.8     (28%)
Income tax expense                      (61.5)     (13.1)     (87.4)    567%
Net income                               86.1      220.7      187.2     (15%)


Revenue

Our revenues increased to US$1,132.2 million (US$1,079.9 million) in the first quarter of 2006 mainly due to the increase in the subscriber base, 3.4% average tariff increase in January, and appreciation of TRY against US$ on average basis despite seasonally lower MoU.


Direct cost of revenue

The direct cost of revenue, including depreciation and amortization remained almost flat at US$667.4 million (US$673.5 million) in the first quarter of 2006. The proportion of direct cost of revenues in total revenue decreased to 59% (62%) in the first quarter of 2006. This improvement was mainly due to the decrease in interconnection costs and in treasury fee as a percentage of revenue as per the amendment effective as of March 10, 2006. Treasury fee increased 3% to US$198.5 million (US$ 193.3 million) in the first quarter of 2006 due to impact of increase in revenues partially offsetted by the effect of amendment made in gross revenue definition.

Depreciation and amortization remained almost flat at US$196.8 million (US$194.6 million) in the first quarter of 2006.

Interconnection costs decreased 21% to US$89.9 million (US$113.9 million) in the first quarter of 2006 mainly due to decrease in outgoing MOU.

Selling and marketing expenses

Our selling and marketing expenses decreased by 4% to US$206.1 million (US$215.2 million) in the first quarter of 2006 mainly due to the absence of expenses in 2006 that were incurred during the legalization process of unregistered handsets in the last quarter of 2005, which was partially offset by the increase in subscriber acquisition cost and increasing frequency usage payment in line with increasing fees and number of subscribers. Consequently, the proportion of selling and marketing expenses to revenue decreased to 18% (20%) during the first quarter of 2006. We expect proportion of sales and marketing expenses as a percentage of revenue to increase in 2006 though in a controlled manner, as we take actions to strengthen loyalty.

Subscriber acquisition costs ("SAC")

Turkcell's subscriber acquisition costs per subscriber ("SAC") increased to US$37.1 (US$ 26.9) in the first quarter of 2006. This was mainly due to the price decrease of acquisition packages and an increase in dealer activities and campaigns during the quarter. Under the current circumstances, we do not expect the year end average SAC to be higher than first quarter 2006 SAC level.

Administrative expenses

Our administrative expenses remained stable at US$41.3 million (US$41.4 million). The proportion of administrative expenses to revenue also stayed flat at 4% (4%) in the first quarter of 2006.

Share of profit of associates

In the first quarter of 2006, we recorded US$15.8 million (US$22.0 million) of equity in net income of unconsolidated investees mainly due to Fintur's continued strong performance. Please note that the decrease in income from Fintur operations compared to the previous quarter is mainly due to seasonality and the tax charge of Kcell in Kazakhstan due to the end of its tax holiday.

Net financing costs

Financial income increased in the first quarter of 2006 to US$53.6 million (US$35.3 million) mainly due to increase in interest income on deposits in line with the increase in TRY deposits and positive effect of foreign exchange gains realized in the first quarter of 2006.

Financial expense, on the other hand, increased to US$20.2 million (US$15.5 million) in the first quarter of 2006 mainly due to the increase in the Ukranian indebtedness.

Overall, net interest income increased to US$33.4 million (US$19.8 million) in the first quarter of 2006.

Income tax expense


                                                                 Q4 05-Q1 06
                                 Q1 2005    Q4 2005   Q1 2006        % Chg

Current Tax benefit /(charge)     (28.1)      48.8    (69.5)         242%
Deferred Tax benefit
/(expense)                        (33.4)     (61.8)    (17.9)       (71%)
Income Tax benefit /(expense)     (61.5)     (13.1)    (87.4)        567%


The total taxation charge in the first quarter of 2006 was US$87.4 million (US$13.1 million). The lower tax base in the fourth quarter of 2005 stemmed from the early payment made to Turk Telekom in December 2005, which was not foreseen until the last quarter of 2005, in the context of the settlement agreements with Turk Telekom and the Treasury.

Please note that since our investment incentive certificates provide tax benefit in the form of deductions for corporate tax purposes, we are exempt from 30% corporate tax; instead, such deductions are subject to withholding tax at the rate of 19.8%.

The corporate tax rate is 30% for the fiscal year ended December 31, 2005. However the Prime Minister of Turkey has announced in December 2005 that the corporate tax rate will be reduced to 20% starting from January 1, 2006. The issue is still debated by the government and the change in tax rate is not effective today. Therefore, the tax rate of 30% is used in the calculation of deferred tax.
EBITDA

EBITDA(2) in the first quarter of 2006 increased by 20% to US$414.3 million (US$344.4 million) mainly due to increasing revenues along with 3.4% average tariff increase in January, increase in subscriber base and the appreciation of TRY against US$ on average basis while direct cost of revenues declined as a percentage of revenue as a result of effect of interconnection costs and this coupled with the decrease in proportion of the administrative expenses and selling and marketing expenses in revenues led to an increase in EBITDA margin. Consequently, EBITDA margin increased to 37% (32%) in the first quarter of 2006.


                                                                     Q4 05-Q1 06
EBITDA                               Q1 2005    Q4 2005   Q1 2006        % Chg

Net revenues                          914.9     1,079.9   1,132.2         5%
Direct cost of revenues               576.6      673.5     667.4         (1%)
Depreciation and amortization         170.4      194.6     196.8          1%
Selling and marketing expenses        134.4      215.2     206.1         (4%)
Administrative expenses                34.5      41.4      41.3           0%
EBITDA                                339.9      344.4     414.3          20%
EBITDA Magrin                          37%        32%       37%           NA


Net income

We recorded US$187.2 million (US$220.7 million) net income in the first quarter of 2006. The decrease was mainly due to increase in taxation charge and the decrease in other income. The positive impact of other income incurred during the legalization process of unregistered handsets improved net income in the fourth quarter of 2005.

Balance Sheet Analysis
----------------------

Total Debt:
___________________
(2) Beginning from the 2006 fiscal year, we have revised the definition of EBITDA which we use and we report EBITDA using this new definition starting from the first quarter of 2006 results announcement to provide a new measure to reflect solely cash flow from operations.

The EBITDA definition used in our previous releases had included Revenues, Direct Cost of Revenues excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses, translation gain/(loss), interest income, income on unconsolidated subsidiaries, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense). The new EBITDA definition, includes Revenues, Direct Cost of Revenues excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses, but excludes translation gain/(loss), interest income, income on unconsolidated subsidiaries, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).

Differences between previously reported EBITDA amounts and the EBITDA amounts we now report are due to adjustments made in the EBITDA definition we use and do not constitute a change in operational or financial performance of the company.

Our consolidated indebtedness including indebtedness from our Ukraine operation amounted to US$830.6 million (US$657.3 million) as of March 31, 2006. Of this total amount, US$394.2 million (US$377.2 million) was related to our Ukraine operations.

Total assets:

As of March 31, 2006, our total assets increased to US$5,576.7 million (US$5,215.1 million.)

Cash Flow Analysis
------------------

Consolidated Cash Flow
(million)                                          Q1 2005    Q4 2005    Q1 2006


Net cash provided by operating activities           265.3      212.6      125.3
Net cash used for investing activities             (176.8)    (161.3)    (113.4)
Net cash provided by/(used for) financing
activities                                          38.7       112.7      169.2
Cash Balance                                        874.8      808.2     1,000.3


Our net cash flow from operating activities decreased by 41% to US$125.3million (US$212.6 million) in the first quarter of 2006. Increase in EBITDA line was offset by the cash out flows due to increasing trading marketable securities and payment made in February 2006 for frequency usage fee for prepaid subscribers.

Capital expenditures in the first quarter of 2006 amounted to US$137.7 million (US$196.5 million) of which US$55.6 million (US$90.0 million) was related to Ukrainian operations.

The change in debt in the first quarter of 2006 was mainly due to the increase in the short-term indebtness of Turkcell due to utilization of short tem facilities for making advantageous long term returns on deposits while being able to fund operations with relatively lower costs.

Consequently, our cash position at the end of first quarter of 2006 reached US$1,000.3 million (US$808.2 million).

Reconciliation of Non-GAAP Financial Measures

We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry, which enhances the understanding of our operating results and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool and, accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors.

The EBITDA definition used in our previous releases had included Revenues, Direct Cost of Revenues excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses, translation gain/(loss), financial income, income on unconsolidated subsidiaries, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense). Our new EBITDA definition includes Revenues, Direct Cost of Revenues excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses, but excludes translation gain/(lossfinancial income, income on unconsolidated subsidiaries, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).

EBITDA is not a measure of financial performance under IFRS and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.


US$ million                                 Q1 2005  Q4 2005   FY 2005   Q1 2006

EBITDA                                       339.9    344.4    1,722.2    414.3
Other operating income/(expense)               1.2      4.5       10.5     (2.1)
Financial income                              38.6     35.3      142.7     53.6
Financial expense                            (78.3)   (15.5)    (166.3)   (20.2)
Loss/gain on net monetary position, net        1.6     19.1       11.0      0.0
Net increase (decrease) in assets and
liabilities                                  (37.6)  (175.1)    (726.1)  (320.2)
Net cash provided by operating activities    265.3    212.6      994.0    125.3

Forward Looking Statements

This release may include forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, "may," "will," "expect," "intend," "plan," "estimate," "anticipate," "believe" or "continue."

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

                               www.turkcell.com.tr
                               -------------------

ABOUT TURKCELL

Turkcell is the leading GSM operator in Turkey with 28.7 million post-paid and pre-paid customers as of March 31, 2006 operating in a three player market with a market share of approximately 64% as of year end 2005 (Source:
Telecommunication Authority). In addition to the high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (GPRS) countrywide and Enhanced Data Rates for GSM Evolution (EDGE) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 501 operators in 191countries as of May 5, 2006. Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$4,528 million net revenues as of December 31, 2005 and US$1,132 million net revenue as of March 31, 2006 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell's share capital is held by Turkcell Holding, 13.29% by Cukurova Group, 13.07% by Sonera Holding, 5.07% by M.V. Group and 0.01% by others while the remaining 17.56% is free float.

For further information please contact:

Contact:

Turkcell:                                 Citigate Dewe Rogerson:
Investors:                                Europe:
Koray Ozturkler, Investor Relations       Sandra Novakov
Tel: +90-212-313-1500                     Tel: +44-207282-1089
Email: koray.ozturkler@turkcell.com.tr    Email:
                                          sandra.novakov@citigatedr.co.uk
Ferda Atabek, Investor Relations          or
Tel: + 90-212-313-1275                    United States:
Email: ferda.atabek@turkcell.com.tr       Victoria Hofstad
                                          Tel: +1-212-687-8080
investor.relations@turkcell.com.tr        Email: vhofstad@sardverb.com

Media:
Bahar Erbengi, Corporate Communications
Tel: + 90-212-313-2309
Email: bahar.erbengi@turkcell.com.tr

                        TURKCELL ILETISIM HIZMETLERI A.S.
                               SELECTED FINANCIALS

                                              --------------   -------------  ------------  --------------
                                               Quarter Ended   Quarter Ended   Year Ended    Quarter Ended
                                                  March 31,     December 31,   December 31,     March 31,
                                                    2005           2005           2005            2006

Consolidated Statement of Operations Data
 Revenues
     Communication fees                              865,3        1.013,9        4.295,9        1.047,6
     Commission income                                22,5           34,7          112,5           60,0
     Monthly fixed fees                               13,2           12,5           54,9           13,9
     SIM card sales                                   11,3           13,7           50,3            5,8
     Call center revenues                              2,0            0,7           10,1            2,4
     Other revenues                                    0,6            4,4            4,3            2,5
Total revenues                                       914,9        1.079,9        4.528,0        1.132,2
Direct cost of revenues                             (576,6)        (673,5)      (2.701,6)        (667,4)
                                              ------------- -------------- -------------- --------------
Gross profit                                         338,3          406,4        1.826,4          464,8
    Administrative expenses                          (34,5)         (41,4)        (154,0)         (41,3)
    Selling & marketing  expenses                   (134,4)        (215,2)        (700,5)        (206,1)
    Other Operating Income / (Expense)                 1,2            4,6           10,5           (2,0)
                                              ------------- -------------- -------------- --------------

Operating profit before financing costs              170,6          154,4          982,4          215,4
Financial expense                                    (78,3)         (15,5)        (166,4)         (20,2)
Financial income                                      38,6           35,3          142,7           53,6
Share of profit of associates                         13,3           22,0           68,2           15,8
Loss/gain on net monetary position, net                1,5           19,2           11,0              -
                                              ------------- -------------- -------------- --------------
Income before taxes and minority interest            145,7          215,4        1.037,9          264,6
Income tax benefit / (expense)                       (61,5)         (13,1)        (290,5)         (87,4)
                                              ------------- -------------- -------------- --------------
Income before minority interest                       84,2          202,3          747,4          177,2
Minority interest                                      1,9           18,4           24,8           10,0
                                              ------------- -------------- -------------- --------------
Net income                                            86,1          220,7          772,2          187,2
                                              ============= ============== ============== ==============

Net income per share                              0,046425       0,118960       0,416330       0,100915

Other Financial Data

Gross margin                                           37%            38%            40%            41%
EBITDA(*)                                            339,9          344,4        1.722,2          414,3
Capital expenditures                                 210,9          196,5          773,7          137,7

Consolidated Balance Sheet Data (at period
end)
Cash and cash equivalents                            874,8          808,2          808,2        1.000,3
Total assets                                       5.082,1        5.215,1        5.215,1        5.576,7
Long term debt                                       148,9           79,2           79,2           16,2
Total debt                                           885,2          657,3          657,3          830,6
Total liabilities                                  2.038,3        1.524,8        1.524,8        1.696,2
Total shareholders' equity / Net Assets            3.043,8        3.690,3        3.690,3        3.880,6


Consolidated Cash Flow Information
Net cash provided by operating activities            265,3          212,6          994,0          125,3
Net cash used in investing activities               (176,8)        (161,3)        (601,2)        (113,4)
Net cash provided by / (used in) financing            38,7          112,7         (348,9)         169,2
activities


* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 16.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TURKCELL ILETISIM HIZMETLERI A.S.


Date:  May 10, 2006               By:  /s/ MUZAFFER AKPINAR
                                      ----------------------------------------

                                      Name:  Muzaffer Akpinar
                                      Title: Chief Executive Officer